Exhibit (a)(5)(D)

Media: Jonathon Hamilton (847) 935-8646 Financial: Investor Relations (847) 935-8908

Abbott’s Acquisition of Kos Pharmaceuticals, Inc. Clears Antitrust Review

ABBOTT PARK, Ill., Dec. 4, 2006 — Abbott (NYSE:ABT) announced today that the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to Abbott’s offer to purchase all of the outstanding shares of common stock of Kos Pharmaceuticals, Inc. (Nasdaq:KOSP).

The FTC’s action satisfies one of the conditions necessary for the consummation of the pending acquisition. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, Dec. 12, 2006, unless the tender offer is extended. Consummation of the tender offer remains subject to other customary closing conditions, including satisfaction of the minimum tender condition under the Agreement and Plan of Merger entered into by Abbott and Kos on November 5, 2006.

As previously announced, Abbott commenced a tender offer on November 14, 2006 for all of the outstanding shares of Kos common stock for $78.00 per share in cash.

About Abbott

Abbott is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics. The company employs 65,000 people and markets its products in more than 130 countries. Abbott’s news releases and other information are available on the company’s Web site at www.abbott.com.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement and related materials. Kos shareholders are advised to read the tender offer statement and related materials filed by Abbott with the U.S. Securities and Exchange Commission (the “SEC”). The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/ recommendation statement filed by Kos with the SEC contain important information which should be read carefully before any decision is made with respect to the offer. These documents are available at no charge at the SEC’s Web site at www.sec.gov.

The tender offer statement and related materials may be obtained for free by directing a request by mail to Georgeson Inc., 17 State Street, 10th Floor, New York, NY 10004, or by calling toll-free (800) 223-2064, and may also be obtained from Abbott by directing a request by mail to Abbott Laboratories, 100 Abbott Park Road, Abbott Park, IL 60064-6048, Attn: Investor Relations, Telephone: (847) 938-5632.

A Caution Concerning Forward-Looking Statements

Some statements in this news release may be forward-looking statements. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements including: the tender offer may not be completed or the merger may not be consummated for reasons including because conditions precedent to the completion of the acquisition may not be satisfied. Economic, competitive, governmental, technological and other factors that may affect Abbott’s operations are discussed in Item 1A, “Risk Factors,” and Exhibit 99.1 to our Annual Report on Securities and Exchange Commission Form 10-K for the year ended Dec. 31, 2005 and in Item 1A, “Risk Factors,” to our Quarterly Report on Securities and Exchange Commission Form 10-Q for the period ended March 31, 2006, and are incorporated by reference. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments, other than as required by law.

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